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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

For the year ending December 31,
2004	2003	2002	2001	2000
2.1	2.1	1.3	1.8	2.0

        For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	For the year ending December 31,
	2004	2003	2002	2001	2000
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$131,995	$123,490	$25,697	$65,601	$91,365
Interest expense (including amortization of debt discount and issuing costs)	106,225	101,868	93,320	78,779	87,594
Distributions from equity investee	—	946	3,761	325	—
Interest component of rental expense	456	97	428	265	240

Total	$238,676	$226,398	$123,206	$144,970	$179,199

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$106,225	$101,868	$93,320	$78,779	$87,594
Capitalized interest	6,433	4,266	3,733	2,365	1,005
Interest component of rental expense	456	97	428	265	240

Total	$113,114	$106,231	$97,481	$81,409	$88,839

RATIO OF EARNINGS TO FIXED CHARGES	2.1	2.1	1.3	1.8	2.0

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RATIO OF EARNINGS TO FIXED CHARGES
CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES (DOLLAR AMOUNTS IN THOUSANDS)